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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003                            Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[Aber Diamond Corporation
Letterhead]

NEWS RELEASE

FISCAL YEAR END REPORT

April 7, 2003 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

        Unless otherwise specified, all financial information is presented in Canadian dollars. All references to "year" refer to the fiscal year of Aber ended January 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Earnings

        Aber's net loss for the fiscal year ended January 31, 2003 totaled $6.0 million or $0.11 per share, compared to net earnings of $81.0 million or $1.49 per share a year earlier. The prior year's results include a $147.7 million gain ($84.0 million after tax) from the sale of Aber's interest in the Snap Lake property.

Interest and Other Income

        Aber's interest income during the year from cash and short-term monetary investments totaled $1.7 million, down 76% from $7.2 million in the prior year. The decrease was due to lower short-term interest rates and average cash balances on hand. Gross proceeds received in February 2001 from the sale of Aber's interest in the Snap Lake property were $172.8 million, resulting in a pre-tax gain of $147.7 million.

Expenses

        Aber's expenses increased during the year to $12.9 million, up from $7.9 million a year earlier. General and administrative expenses were $12.5 million, up 69% from $7.4 million during the prior year. Effective from February 1, 2002, the Company commenced accounting for all stock option grants as a compensation expenditure, using the fair value method, resulting in stock compensation expense of $3.9 million during the year. Excluding stock based compensation, recorded only in the fiscal year ending January 31, 2003, general and administrative expenses increased by 16% compared to the prior year, due principally to preparation for commercial activity, including the establishment of a sorting facility.

Foreign Exchange

        Due to the strengthened position of the Canadian dollar against the US dollar at the end of the financial year, Aber also recorded an unrealized foreign exchange gain of $5.0 million on its net US dollar debt exposure, compared to a loss of $0.2 million in the prior year. The Company had not drawn on the US$ Project Loan Facility in the prior year.

Income Taxes

        Aber recorded a tax recovery of $0.2 million, compared to $65.8 million provision in the previous year mainly due to the sale of Aber's share in the Snap Lake property.

Liquidity and Cash Resources

        During the year ended January 31, 2003, working capital increased to $83.0 million from $56.1 million in the previous year, which balance includes the establishment of a $68.5 million (US$45.0 million) contingency cash collateral account to be maintained in support of Diavik Project completion. This collateral account is required to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis following Diavik Project completion and upon commencement of the repayment of the Project Loan Facility.

        In addition to the contingency cash collateral of $68.5 million, Aber also had $37.2 million in unrestricted cash and cash equivalents at January 31, 2003, of which $25.5 million was held at the Diavik Project, compared to unrestricted cash and cash equivalents a year earlier of $60.2 million, of which $46.6 million was held at the Diavik Project. Cash and cash equivalents include high quality short-term commercial paper. These very liquid money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

        As of January 31, 2003, Aber had drawn down long-term debt in the amount of C$284.5 million (US$187.0 million at the fiscal year end closing CDN/US exchange rate) from its US$230.0 million Project Loan Facility. Aber's long-term debt, net of cash resources was $189.5 million at January 31, 2003, compared to $87.2 million cash at January 31, 2002. Aber did not have long-term debt at January 31, 2002.

Financing Activities

        During the fiscal year ended January 31, 2003, the Company received $0.6 million from the exercise of 55,350 stock options. During the previous year, the Company received $0.4 million from the exercise of 50,000 stock options.

        Aber funded its share of the costs of the Diavik Project, as well as marketing infrastructure initiatives, costs relating to the Project Loan Facility and a portion of the purchase of a building (as described below) from monthly drawings under the Project Loan Facility. During the year ended January 31, 2003, C$292.5 million (US$187.0 million) was drawn down at prevailing CDN/US exchange rates. During the year, Aber purchased a building for a portion of its operations, which included the assumption of an existing first mortgage in the amount of $11.1 million.

        During the fiscal year ended January 31, 2003, Aber incurred $16.7 million of deferred financing charges related to the US$230.0 million Project Loan Facility, the closing of which was announced on January 29, 2002, in addition to $10.5 million incurred during the prior year.

Investing Activities

        Investing activities with respect to mineral property expenditures, deferred charges and capital assets totaled $247.1 million during the year, compared to $200.3 million a year earlier. The most significant investment in both years was for the Diavik Project. During the fiscal year, Aber invested $225.0 million in the Diavik Project for site construction. The principal activities on site for this period were jet grouting of the dike embankment wall, the dewatering of the A154 pit area, the pre-stripping of the A154 pit and final construction and commissioning of the process and site infrastructure facilities. In the previous year, $210.0 million was incurred on the Diavik Project, mainly for the crushing, hauling and placement of rock for the 3.9-kilometre A-154 dike, as well as completion of process plant cladding and extensive winter ice road activity in 2001.

        Aber also incurred costs of $9.2 million during the year ended January 31, 2003 for marketing infrastructure initiatives, which included the purchase of further rough diamonds for training purposes as well as the completion of the construction of Aber's dedicated sorting facilities, and other preparations for sales operations. During the prior year Aber incurred costs of $5.1 million for marketing infrastructure initiatives, which included initial purchases of rough diamonds for training purposes as well as the build-out of Aber's dedicated sorting facilities.

        Capital asset additions during the year included Aber's $23.6 million purchase of a building to house a portion of Aber's operations.

        In February, 2001, Aber sold its interest in the Snap Lake Project to De Beers Canada Mining Inc. for $172.8 million.

Outlook

        The commencement of commercial production and incorporation of diamond sales and operating costs into the Company's earnings statement will begin when certain parameters defining continuous, stable operation have been achieved. Aber expects all parameters to have been met by the end of the second quarter of this fiscal year. Sales revenue net of associated costs in the period prior to the commencement of commercial production will be credited against deferred project development costs. From the third quarter onwards, Aber expects earnings to reflect operating results from the sale of Diavik product.

        Aber believes that for the fiscal year ending January 31, 2004, the Company is fully funded for its share of expected costs to complete the Diavik Project as well as other budgeted expenditures including working capital requirements. The total Project cost is currently estimated at $1.25 billion on a 100% basis and the forecasted operating costs, including start-up costs not reflected in the Project capital costs for the 2003 calendar year, remain unchanged at the budgeted amount of $169.0 million, on a 100% basis, although actual costs for the first two months of the year were substantially below budget. The Project and sustaining capital budgets for calendar 2003 remain unchanged at $35.6 million and $4.0 million respectively, on a 100% basis. Sources of funding consist of the remaining balance under the Project Loan Facility as well as the cash flow anticipated from diamond sales during the fiscal year. As previously disclosed in Aber's press release dated April 2, 2003, these sales commenced in small quantities in March 2003. Also, Aber anticipates that it will be building up diamond inventory as the Diavik mine ramps up to full production. Once full production is attained, it is anticipated that, on average, it will take approximately ten weeks for inventory to travel from mine production to final sale.

        Aber is restricted in its use of proceeds from diamond sales as well as the use of the $68.5 million (US$45.0 million) contingency cash collateral account until completion of the Diavik Project, as defined under the Project Loan Facility, is achieved. Until completion, Aber will apply, after providing for its current expenditures, net proceeds realized from the sale of inventory produced at the Diavik mine to cash reserve accounts as required by the Project Loan Facility. Aber expects that the Diavik mine will reach completion for purposes of the Project Loan Facility in the fourth quarter of the fiscal year ending January 31, 2004.

        The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

        Aber's Annual Report for the year ended January 31, 2003, will be mailed to shareholders during the last week of June, 2003.

Included in this press release are forward-looking statements which are made in reliance on the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "estimated", "believes", "expecting" or "anticipated" and other similar words. These forward-looking statements by their nature necessarily involve risk and uncertainties that could cause the actual results to differ materially from those contemplated by such statements. Aber considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, without limitation, risks relating to completion and operation of the Diavik Project, world diamond market conditions, environmental considerations and other factors. If any of these risks or uncertainties were to materialize, or if assumptions underlying the forward-looking statements of management were to prove incorrect, actual results of Aber could vary materially from those that are expressed or implied by these forward-looking statements. Aber disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated financial statements follow

For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer — (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations — (416) 362-2237 (ext. 235)

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

January 31, 2003 and 2002
(expressed in thousands of Canadian dollars)

	2003	2002
Assets
Current assets:
Cash and cash equivalents (note 2)	$37,201	$60,236
Cash collateral	68,468	26,986
Accounts receivable	1,663	2,375
Advances and prepaid expenses	1,247	7,303

	108,579	96,900
Deferred mineral property costs	581,742	352,515
Deferred charges and other assets	23,019	19,893
Capital assets	68,229	34,886

	$781,569	$504,194

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,224	$40,758
Current portion of long-term debt	374	—

	25,598	40,758
Long term debt (note 3)	295,201	—
Future income tax liability	79,047	80,926
Minority interest	109	12
Shareholders' equity:
Share capital	326,789	326,200
Stock options (note 4)	4,563	—
Retained earnings	50,262	56,298

	381,614	382,498

	$781,569	$504,194

        On behalf of the Board:

JOHN C. LAMACRAFT Director	ROBERT A. GANNICOTT Director

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

Year ended January 31,
(expressed in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001
Interest and other income:
Interest	$1,653	$7,245	$8,828
Gain on sale of Snap Lake property	—	147,714	—

	1,653	154,959	8,828

Expenses:
General and administrative	12,515	7,406	5,216
Amortization	391	376	59
Write-down of long-term assets	—	129	—

	12,906	7,911	5,275

Foreign exchange	4,974	(213)	—
Earnings (loss) before income taxes	(6,279)	146,835	3,553
Income taxes (recovery)	(243)	65,797	2,396

Earnings (loss)	(6,036)	81,038	1,157
Retained earnings (deficit), beginning of year	56,298	(24,740)	(25,897)

Retained earnings (deficit), end of year	$50,262	$56,298	$(24,740)

Earnings (loss) per share
Basic	$(0.11)	$1.49	$0.02

Diluted	$(0.11)	$1.46	$0.02

Weighted average number of shares outstanding	54,594,547	54,552,987	54,368,870

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31,
(expressed in thousands of Canadian dollars)

	2003	2002	2001
Cash provided by (used in):
Operating:
Net earnings (loss) for the year	$(6,036)	$81,038	$1,157
Items not involving cash:
Amortization	391	376	59
Future income taxes	(1,879)	64,865	1,770
Stock based compensation	3,858	—	—
Foreign exchange	(4,974)	213	—
Write-down of long term assets	—	129	—
Gain on sale of Snap Lake Property	—	(147,714)	—
Change in non-cash operating working capital	1,159	2,311	2,990

	(7,481)	1,218	5,976
Financing:
Long term debt	292,487	—	—
Deferred financing	(16,696)	(10,532)	(923)
Issue of common shares, for cash	589	413	5,116

	276,380	(10,119)	4,193

Investing:
Deferred mineral property costs	(216,812)	(170,059)	(69,022)
Deferred charges	(1,624)	(2,030)	(1,099)
Capital assets	(28,650)	(28,249)	(12,403)
Proceeds on sale of Snap Lake Property	—	172,762	—
Cash collateral	(41,482)	(26,986)	—
Money market instruments	—	—	78,106

	(288,568)	(54,562)	(4,418)

Foreign exchange effect on cash balances	(3,366)	(213)	—
Increase/(decrease) in cash and cash equivalents	(23,035)	(63,676)	5,751
Cash and cash equivalents, beginning of year	60,236	123,912	118,161

Cash and cash equivalents end of year	$37,201	$60,236	$123,912

Change in non-cash operating working capital:
Accounts receivable	$(125)	$246	2,732
Prepaid expenses	(1,133)	(2)	15
Accounts payable and accrued liabilities	2,417	2,067	243

	$1,159	$2,311	$2,990

Supplemental cash flow information:
Cash taxes paid during the year	$1,066	$932	$626
Cash interest paid during the year	$6,951	$—	$—

See accompanying notes to consolidated financial statements.

NOTES:

1.
The consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2002, except as described in Note 4 below, with regard to the grants of stock options. The consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2002.

  Commercial production from the Diavik Project will commence upon achievement of certain production and sales performance measures related to the project including physical project completion, sustained level of mining and diamond processing activity, and sales channel readiness. The financial statements for the year ended January 31, 2003 do not reflect any commercial activity relating to this project.

2.
As at January 31, 2003, cash resources included $68.5 million (US$45 million) held in a contingency cash collateral account to be maintained in support of Project completion. Funds in the cash collateral account will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of repayment of the Project Loan Facility (note 3).

3.
The Company has a US$230.0 million Project Loan Facility (the "Facility") which is sufficient to fund the Company's share of all budgeted expenditures to complete the Diavik Project including procurement, transportation and exploration. The Facility will also fund costs related to the Facility itself, interest during the construction period, and the Company's corporate and marketing expenditures before revenue is achieved.

  First drawdown on the Facility was made on February 6, 2002 and as at January 31, 2003, C$284.5 million (US$187.0 million) had been drawn.

  The underlying interest rate is floating at LIBOR plus 3%, payable quarterly. Additionally, the Facility has a 1.5% commitment fee on undrawn amounts, payable quarterly. At January 31, 2003, the weighted average interest rate on amounts drawn under this Facility was 4.7%. Scheduled amortization of the Facility is over eight semi-annual equal installments commencing on the earlier of fulfillment of Diavik Project completion covenants or June 30, 2004, with a final maturity date of December 15, 2007. The Facility contemplates mandatory accelerated repayments based upon available Diavik Project cash flow. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of US$5.0 million, which are applied in inverse order of maturity in reduction of scheduled repayments.

  Additionally, the Company has a first mortgage on Real Property, maturing in 2018, bearing interest at 8.0% per annum, payable in monthly installments of $0.1 million including interest.

4.
Effective February 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Section 3870, "Stock-based compensation and other stock-based payments". The Company applies the fair value method to all grants of stock options.

  During the year, 55,350 common shares were issued for proceeds of $0.6 million from the exercise of options and an additional 762,000 common share options were granted to employees, directors, and consultants at a weighted average exercise price of $24.96, each expiring in the year 2012. During the year, $4.6 million was recorded for stock compensation, of which $3.9 million was charged to earnings. As at April 7, 2003, 40,000 options had been exercised subsequent to the end of the year, for proceeds of $0.4 million.

5.
Certain figures have been reclassified to confirm with presentation in the current period.

6.
Share capital information at April 7, 2003:
Authorized	100,000,000
Issued & outstanding	54,676,670

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 7th day of April, 2003.

ABER DIAMOND CORPORATION (Registrant)

By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

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FISCAL YEAR END REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS Net Earnings
Interest and Other Income
Expenses
Income Taxes
Financing Activities
Investing Activities
Outlook
ABER DIAMOND CORPORATION CONSOLIDATED BALANCE SHEETS January 31, 2003 and 2002 (expressed in thousands of Canadian dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) Year ended January 31, (expressed in thousands of Canadian dollars, except per share amounts)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Year ended January 31, (expressed in thousands of Canadian dollars)
SIGNATURES